GEROVA Financial Announces 1-for-5 Share Consolidation

HAMILTON, BERMUDA, November 22, 2010 — GEROVA Financial Group, Ltd. (NYSE:  GFC) (“GEROVA”) today announced it will effect a share consolidation (the “Share Consolidation”) on the basis of one ordinary share for every five ordinary shares of the company, which will become effective today. Also as a result of the Share Consolidation, GEROVA’s authorized ordinary shares will be reduced from 100 billion to 20 billion shares and the par value will be increased from $.0001 to $.0005 per share.  The Company’s (i) outstanding warrants to purchase 28,703,964 ordinary shares at an exercise price of $7.00 per share will be adjusted to warrants to purchase 5,740,793 ordinary shares at an exercise price of $35.00; and (ii) outstanding units consisting of 1 ordinary share and 2 warrants to purchase ordinary shares at an exercise price of $7.00 will be adjusted to units consisting of 0.2 ordinary shares and 2 warrants to purchase 0.4 ordinary shares at an exercise price of $35.00. Moreover, GEROVA will effect a reduction of share capital under which its authorized ordinary shares will be reduced from 20 billion to 2 billion shares through the cancellation of 18 billion authorized and unissued ordinary shares.  Post-consolidation ordinary shares will commence trading tomorrow, November 23, 2010, on the NYSE.

A majority of GEROVA shareholders approved these corporate actions by written consent on November 19, 2010.  Upon the exercise of any options or warrants, resulting shares issued will be issued on a post-consolidation basis. No scrip or fractional certificates will be issued in connection with the Share Consolidation. Shareholders who otherwise would be entitled to receive fractional shares because they hold a number of ordinary shares not evenly divisible by five will receive an amount in cash equal to today's NYSE closing price per post-split share for such fractional interests.

Registered shareholders of GEROVA who hold existing physical share certificates will receive a letter of transmittal from GEROVA’s transfer agent, Continental Stock Transfer & Trust Company, containing instructions on how to receive new share certificates. Shareholders whose certificates are held in "street name" or on deposit with their brokerage firm will need to take no further action.

"While this share consolidation does not fundamentally change our capitalization or shareholder value, increasing the price per share is expected to make our shares more attractive to a broader range of institutional and other investors, including index fund investors," GEROVA Financial Group CEO Joseph J. Bianco said. "In addition, having fewer shares outstanding will reduce share-based fees we pay for various services, such as exchange listing and proxy solicitation."

The table below summarizes the changes to the company's ordinary shares and warrants.

Ordinary Shares (NYSE: GFC)
Old CUSIP:	G38490 101	New CUSIP:	G38490 200
Old Share Count:	139,376,650	New Share Count:	27,875,330

Warrants (NYSE: GFC.WS)
Old CUSIP:	G38490 135	New CUSIP:	G38490 176
Old Shares to Warrant:	2	New Shares to Warrant:	0.4

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, its acquired assets and the Company's business after completion of the transactions consummated in January 2010. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) potential material reductions in the value of a substantial portion of the Company's assets acquired in connection with the business combinations consummated in January 2010; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company's businesses; (iii) success in retaining or recruiting, or changes required in, the Company's officers, key employees or directors; (iv) the potential liquidity and trading of the Company's public securities; (v) the Company's revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company's filings with the SEC. The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this release.

Contact:

Jeff Lloyd
Managing Director, East Coast
Sitrick and Company
212-573-6100
Jeff_Lloyd@sitrick.com